AMERCIAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

EXHIBIT 12 - COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

	Three Months Ended	Year Ended
	March 31, 2010	December 31, 2009

Operating earnings before income taxes	$147	$ 813
Undistributed equity in losses of investee	1	2
Losses of managed investment entities
attributable to noncontrolling interest	20	-
Fixed charges:
Interest on annuities	108	435
Interest expense	18	67
Debt discount and expense	-	1
Portion of rentals representing interest	3	13

EARNINGS	$297	$1,331

Fixed charges:
Interest on annuities	$108	$ 435
Interest expense	18	67
Debt discount and expense	-	1
Portion of rentals representing interest	3	13

FIXED CHARGES	$129	$ 516

Ratio of Earnings to Fixed Charges	2.30	2.58

Earnings in Excess of Fixed Charges	$168	$ 815

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